SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

Transdel Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89363T 20 9
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89363T 20 9	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS

Joseph Grasela

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
(b)	☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY	1,171,875
OWNED BY
EACH
REPORTING	6	SHARED VOTING POWER
PERSON WITH
- 0 -

7	SOLE DISPOSITIVE POWER

1,171,875

8	SHARED DISPOSITIVE POWER

- 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,171,875

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.5% (1)

12	TYPE OF REPORTING PERSON

IN

(1)	Based upon an aggregate of 13,727,004 shares of common stock outstanding as of February 5, 2008, based upon the Issuer’s Registration Statement on Form SB-2, dated February 7, 2008.

CUSIP No. 89363T 20 9	13G	Page 3 of 5 Pages

Item 1.

	(a)	Name of Issuer:

Transdel Pharmaceuticals, Inc.

	(b)	Address of Issuer's Principal Executive Offices:

4225 Executive Square, Suite 460
La Jolla, California 92037

Item 2.

	(a)	Name of Person Filing:

Joseph Grasela

	(b)	Address of Principal Business Office, or if none, Residence:

4767 Ocean Boulevard #1001
San Diego, California 92109

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

	(e)	CUSIP Number:

89363T 20 9

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act.
	(b)	☐ Bank as defined in section 3(a)(6) of the Act.
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act.
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of
1940.
	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-
1(b)(1)(ii)(F).
	(g)	☐ A parent holding company or control person in accordance with Rule 13d-
1(b)(1)(ii)(G).
	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance
Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under
Section 3(c)(14) of the Investment Company Act.
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 89363T 20 9	13G	Page 4 of 5 Pages

Item 4.		Ownership

	(a)	Amount beneficially owned:

1,171,875

	(b)	Percent of Class:

8.5%

	(c)	Number of Shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct to vote: 1,171,875
(ii)	Shared power to vote or to direct to vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 1,171,875
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security

Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 89363T 20 9	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

/s/ Joseph Grasela
Joseph Grasela